Phillips Nizer LLP
666 Fifth Avenue
New York, NY  10103
August 27, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Legend International Holdings, Inc.
Form 10-K for the year Ended December 31, 2012
Filed March 28, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 21, 2013
File No. 000-32551

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation (the “Company”), we refer to the comment letter dated August 13, 2013 (the “Letter”) from the Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.

The Company is in the process of preparing a response to the Staff’s comments, but needs additional time to finalize the response.  As a result, the Company respectfully requests that it be permitted to respond to the Letter by no later than September 11, 2013.  We understand, based upon a telephone conversation with Mr. Ron Alper of the Staff, that such timetable would be acceptable to the Staff.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned (Tel: 212-841-0700; Fax: 212-262-5152; e-mail: bbrodrick@phillipsnizer.com).

Very truly yours,

/s/ Brian Brodrick

Brian Brodrick